October 29, 2014

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Harbor Target Retirement 2055 Fund (the “Fund”)

Post Effective Amendment No. 110

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to additional comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Anu Dubey of the Division of Investment Management of the Commission with respect to Post-Effective Amendment (“PEA”) No. 110 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 2	(Prospectus - Fund Summary - Fee Table)

Please remove footnote 2 from the Fees and Expense table in accordance with the Commission’s IM Guidance Update - Guidance Regarding Mutual Fund Enhanced Disclosure (No. 2014-08, June 2014).

Response:	Comment No. 2 is accepted. We have removed footnote 2 from the Fees and Expense table.

COMMENT 6	(Prospectus - Fund Summary - Principal Investment Strategy)

Please include language in the last paragraph to note that “below investment-grade, high risk bonds” are commonly referred to as “junk bonds”. In addition, please include risk disclosure for “junk bonds”.

Response:	We have added language to note that below investment-grade, high risk bonds are commonly referred to as “junk bonds”. We have not however added risk disclosure for “junk bonds”. The Fund’s indirect fixed income exposure is currently expected to represent approximately 7% of the Fund’s total assets. Accordingly, on a look through basis, we do not believe that the Fund’s exposure to junk bonds would represent a meaningful enough portion of the overall portfolio to warrant including a dedicated risk for these within the Fund’s “Principal Risks” section. To the extent that changes over time, it would be our responsibility to monitor for such changes and supplement the disclosure in the Fund’s prospectus appropriately.

COMMENT 25	(SAI - Investment Restrictions - Fundamental Investment Restrictions)

The Target Date Funds should consider the concentration limits of the underlying funds when determining diversification.

Response:	Comment No. 25 is respectfully not accepted. Adding policy disclosure to our SAI to the effect that we would “consider” the concentration limits of the underlying funds when determining diversification leaves too open-ended the scope and nature of obligation that the funds would be agreeing to undertake. It would also leave uncertain the important issue of how the funds, as passive investors in the underlying funds managed by unaffiliated subadvisers, would, as a practical matter, be able to comply with this obligation. For example, we do not know what “consider” would mean in this context, where the issuers represented in the underlying funds’ portfolios change continuously, all without the control or even advance knowledge of the adviser to the funds of funds. We are not comfortable implying to shareholders an obligation that is not clear in its meaning and that Harbor Capital and the funds of funds could not as a practical matter control or police on a real time basis. .

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 29, 2014

We note that the Harbor Target Retirement Funds only invest in underlying Harbor mutual funds. Because each of the underlying Harbor funds is a registered investment company subject to its own diversification limits, and because of the diversified nature of the Harbor Target Retirement Funds’ investment across underlying Harbor funds, from a practical perspective we do not anticipate the Harbor Target Retirement Funds to have any issue with an imprudent concentration of exposure to any particular issuer in the portfolios of the various underlying funds. .

Finally, we are not aware of any provision of the 1940 Act or any regulation or formal SEC position thereunder that requires an investment company to apply the diversification limits of Section 5 to securities that are not in that company’s portfolio. Further, we note that in recognition of the fact that underlying investment companies themselves tend to hold numerous issuers, Section 5 specifically excepts from the diversification requirements applicable to a fund shares held in other investment companies.

COMMENT 26	(SAI – Investment Restrictions – Fundamental Investment Restrictions)

Please revise the sentence, “...and privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” to clarify that they are in an industry.

Response:	Comment No. 26 is respectfully not accepted. A commonly accepted understanding of industry is: an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. Further, issuers of MBS are not themselves engaged in any industry but are merely passive, pass thru or conduit structures for securitization of the debt of individuals or companies (i.e. the obligors on the underlying debt).

MBS may be backed by: (i) traditional residential mortgages; (ii) second or home equity mortgages; (iii) multi-family mortgages; or (iv) commercial property mortgages (CMBS). The obligors, originators and special purpose vehicle (SPV) issuers, as well as the underlying mortgages, have materially different primary economic characteristics.

Obligors are individuals (whose economic circumstances, incomes and dependencies are as varied as are their employers and their employers’ industries or, in the case of self-employed persons, their own businesses) and institutions (who can be in any industry including non-real estate industries). A residential obligor could be an individual employed by a Coca Cola plant, while the obligors of a CMBS in the same pool could be a high tech company and a coal mining company. While one might say all obligors are “real estate” investors of some sort, that should not lead to a “real estate” industry classification. The consumer/ homeowner/teacher with a residential mortgage loan would not likely consider him or herself in the real estate “industry” simply by owning a home in which to live. Likewise, the pharmaceuticals company that is the obligor on a commercial mortgage loan would not likely consider itself to be in the real estate industry simply because it owns the laboratory in which its pharmaceuticals are made. Even obligors of the same type are also widely diversified by region with different local economic outlooks, and real estate markets in each.

The originators of mortgage loans are commercial banks, savings and loans and non-bank lenders in different regions with different business focus (e.g., residential/consumer vs. commercial lending). Even if the originators were all considered to be in the real estate lending business, they are not the obligors but typically the obligees/debt holders. The SEC and fund industry do not typically classify debt by the industry of the obligee. To the extent the term “originator” includes mortgage brokers and similar entities, these are not even obligees.

As noted above, an SPV issuer of MBS is more accurately described as a type of structure than a business. If a fund acquired a diversified portfolio of mortgage loans directly, the SEC staff could not reasonably take the view that the mortgage notes were “issued” by persons in the same industry. Pooling that identical portfolio into a legal structure (the SPV) should not alter that conclusion.

To the contrary, the MBS structure itself “unconcentrates” the underlying instruments. There are no “primary characteristics” common to all mortgage backed securities. Even if there were some risks common to several obligors in an MBS, the whole nature of the MBS structure is to diversify and diffuse

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 29, 2014

these risks broadly. Thousands of mortgages are pooled, then securitized. The resulting MBS is then subdivided into classes or tranches, each with separate economic characteristics. Whatever similar characteristics may have existed at the beginning are effectively diversified and diffused. While it is true that all MBS have one common characteristic, real estate, that is merely the collateral for the debt. In the case of other debt securities, the SEC and fund industry do not typically classify such instruments by their collateral type for industry concentration purposes. Presumably, for all these reasons, publicly available industry classifications such as SIC and NAICS do not classify MBS as an industry.

NAICS Codes (first adopted in 1997 to replace the SIC Codes (last updated in 1987) do not classify asset backed securities, MBS or any equivalent security designation as a single industry. The very fact that the SEC classifications differ from widely accepted classifications proves the point that there is a great deal of subjectivity in this classification and that reasonable minds can and do differ. Thus, concluding that MBS are not any single industry is a “reasonable” classification. If the SIC and NAICS Codes do not classify MBS as a single industry, so should a fund be able to take the same position.

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In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Harbor Funds do not involve a master/feeder arrangement, (ii) none of the Harbor funds, except the Money Market Fund, is a money market fund, (iii) shares of the Harbor Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Harbor funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Harbor funds may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.

2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.	David G. Van Hooser
	Jill Damon, Esq.	Anmarie S. Kolinski
	Dechert LLP	Erik D. Ojala, Esq.
Charles F. McCain, Esq.
Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.